UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Chindata Group Holdings Limited

(Name of the Issuer)

Chindata Group Holdings Limited

BCPE Chivalry Bidco Limited

BCPE Chivalry Merger Sub Limited

BCPE Stack ESOP Holdco Limited

BCPE Stack Holdings, L.P.

BCPE Bridge Cayman, L.P.

Bridge Management, L.P.

BCPE Chivalry Newco, L.P.

BCPE Bridge GP, LLC

BCPE Stack GP, LLC

BCPE Chivalry Newco GP, LLC

Bain Capital Asia Fund V, L.P.

Bain Capital Asia V General Partner, LLC

Bain Capital Investors, LLC

Bain Capital Distressed and Special Situations 2016 (A), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (A) L.P.

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.

Bain Capital Credit Managed Account (Blanco), L.P.

Bain Capital Credit Managed Account Investors (Blanco), LLC

Bain Capital Distressed and Special Situations 2016 (F), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.

Bain Capital Credit Member, LLC

BCC SSA I, LLC

Bain Capital Special Situations Asia, L.P.

Bain Capital Special Situations Asia Investors, LLC

Bain Capital Credit Member II, Ltd.

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.

Bain Capital Credit Member III, S.à r.l.

Boloria Investments Holding B.V.

APG Asset Management, N.V.

APG Groep, N.V.

Stichting Pensioenfonds ABP

Zeta Cayman Limited

Einstein Cayman Limited

SK Inc.

Datos, Inc

KTCU Global Partnership Private Equity Fund

IMM Investment Corp.

Chengyan Liu

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00001 per share*

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

16955F107**

(CUSIP Number)

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing

100012

The People’s Republic of China

Tel:  +86-400-879-7679

Boloria Investments Holding

B.V.

Oude Lindestraat 70,

6411EJ Heerlen,

Netherlands

Tel: +852 3769 0300

APG Asset Management, N.V.

Basisweg 10A, 1043AP

Amsterdam, Netherlands

Tel: +852 3769 0300

APG Groep, N.V.

Oude Lindestraat 70, Postbus 6401 Heerlen,

Netherlands

Tel: +852 3769 0300

Stichting Pensioenfonds ABP

PO Box 4874, 6401 JL Heerlen, Netherlands

Tel: +852 3769 0300

BCPE Chivalry Bidco Limited

BCPE Chivalry Merger Sub Limited

BCPE Stack ESOP Holdco Limited

BCPE Stack Holdings, L.P.

BCPE Bridge Cayman, L.P.

Bridge Management, L.P.

BCPE Chivalry Newco, L.P.

BCPE Bridge GP, LLC

BCPE Stack GP, LLC

BCPE Chivalry Newco GP, LLC

Bain Capital Asia Fund V, L.P.

Bain Capital Asia V General Partner, LLC

Bain Capital Investors, LLC

Bain Capital Distressed and Special Situations 2016 (A), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (A) L.P.

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.

Bain Capital Credit Managed Account (Blanco), L.P.

Bain Capital Credit Managed Account Investors (Blanco), LLC

Bain Capital Distressed and Special Situations 2016 (F), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.

Bain Capital Credit Member, LLC

BCC SSA I, LLC

Bain Capital Special Situations Asia, L.P.

Bain Capital Special Situations Asia Investors, LLC

Bain Capital Credit Member II, Ltd.

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.

Bain Capital Credit Member III, S.à r.l.

c/o Bain Capital Investors, LLC,

200 Clarendon Street,

Boston, Massachusetts 02116

Tel: +1 (617) 516-2000

Zeta Cayman Limited

Einstein Cayman Limited

4th Floor, Harbour Place, 103

South Church Street, P.O. Box

10240, Grand Cayman KY1-1002,

George Town, Cayman

Islands

Tel: +82-2-2121-1916

SK Inc.

26 Jong-ro, Jongno-gu, Seoul,

South Korea 03188

Tel: +82-2-2121-1916

Datos, Inc

KTCU Global Partnership

Private Equity Fund

IMM Investment Corp.

152 Teheran-ro, Gangnam-gu,

Seoul, South Korea 06236

Tel: +82-2-2112-1758

Chengyan Liu

5th Floor, Building A, Guangqi

Cultural Plaza, No. 2899 Xietu

Road, Xuhui District, Shanghai,

200235, The People’s Republic

of China

Tel: +86 21 2426-1717-1777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

* Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of the American depositary shares (“ADSs”), each representing two (2) Class A ordinary shares, par value of US$0.00001 per share, of the Company (the “Class A Shares”).

** This CUSIP applies to the ADSs, each representing two Class A Shares.

With copies to:

Gary Li, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761-3300	Sarkis Jebejian, Esq. Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: +1 (212) 446-4800	Brian Schwarzwalder, Esq. Qi Yue, Esq. Gibson, Dunn & Crutcher 32/F Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 2214 3712

Miranda So, Esq. Davis Polk & Wardwell LLP The Hong Kong Club Building 3A Chater Road, Central Hong Kong Tel: +852 2533 3373	David Cho, Esq. Milbank LLP Level 33, Three IFC 10 Gukjegeumyung-ro, Youngdeungpo-gu Seoul 07326 Republic of Korea Tel: +82-2-6137-2611

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3 (this “Amendment”), together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)

Chindata Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.00001 per share (each, a “Class A Share” and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.00001 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), including the Class A Shares represented by the American depositary shares, each representing two Class A Shares (the “ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	BCPE Chivalry Bidco Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”);

(c)	BCPE Chivalry Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”);

(d)

(i) BCPE Stack Holdings, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Stack”), (ii) BCPE Bridge Cayman, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Bridge”, together with BCPE Stack, the “Bain Shareholders”), (iii) BCPE Stack ESOP Holdco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“ESOP Holdco”), (iv) Bridge Management, L.P., a limited partnership organized under the laws of the Cayman Islands (“Bridge Management”), (v) BCPE Chivalry Newco, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Newco”), (vi) BCPE Stack GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (vii) BCPE Bridge GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (viii) BCPE Chivalry Newco GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (ix) Bain Capital Asia Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Sponsor”), (x) Bain Capital Asia V General Partner, LLC, a limited liability company incorporated under the laws of the Cayman Islands, and (xi) Bain Capital Investors, LLC, a limited liability company incorporated under the laws of the State of Delaware (collectively, the “BCPE Filing Persons”);

(e)

(i) Bain Capital Distressed and Special Situations 2016 (A), L.P., a limited partnership organized under the laws of the State of Delaware (“A Holdings”), (ii) Bain Capital Distressed and Special Situations 2016 (B Master), L.P., a limited partnership organized under the laws of the State of Delaware (“B Holdings”), (iii) Bain Capital Credit Managed Account (Blanco), L.P., a limited partnership organized under the laws of the State of Delaware (“Blanco”), (iv) Bain Capital Distressed and Special Situations 2016 (F), L.P., a limited partnership organized under the laws of the State of Delaware (“F Holdings”), (v) Bain Capital Distressed and Special Situations 2016 Investors (A) L.P., a limited partnership organized under the laws of the State of Delaware, (vi) Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., a limited partnership organized under the laws of the State of Delaware, (vii) Bain Capital Credit Managed Account Investors (Blanco), LLC, a limited liability company incorporated under the laws of the State of Delaware, (viii) Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., a limited partnership organized under the laws of the State of Delaware, (ix) Bain Capital Credit Member, LLC, a limited liability company incorporated under the laws of the State of Delaware; (x) BCC SSA I, LLC, a limited liability company incorporated under the laws of the Cayman Islands (“SSA I”), (xi) Bain Capital Special Situations Asia, L.P., a limited partnership organized under the laws of the Cayman Islands, (xii) Bain Capital Special Situations Asia Investors, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (xiii) Bain Capital Credit Member II, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (xiv) Bain Capital Distressed and Special Situations 2016 (EU Master), L.P., a limited partnership organized under the laws of Luxembourg (“EU Holdings”), (xv) Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., a limited partnership organized under the laws of Luxembourg, and (xvi) Bain Capital Credit Member III, S.à r.l., a limited company incorporated under the laws of Luxembourg and managed by Mr. Michael B. Treisman and Ms. Grindale C. Gamboa (collectively, the “BCC Filing Persons” and, together with the BCPE Filing Persons, the “Bain Filing Persons”);

(f)

(i) Boloria Investments Holding B.V., a company incorporated under the laws of the Netherlands (“Boloria Investments”), (ii) APG Asset Management, N.V., a company incorporated under the laws of the Netherlands (“APG NV”), (iii) APG Groep, N.V., a company incorporated under the laws of the Netherlands (“APG Groep”), and (iv) Stichting Pensioenfonds ABP, a pension plan regulated under the laws of the Netherlands (“ABP”) (collectively, “APG Filing Persons”);

(g)

(i) Zeta Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Zeta”), (ii) Einstein Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Einstein”), (iii) SK Inc., a public company incorporated under the laws of the Republic of Korea whose shares are listed on the Korea Stock Exchange (Stock Code: KRX 034730) (“SK”), (iv) Datos, Inc, a limited company incorporated under the laws of the Republic of Korea (“Datos”), (v) KTCU Global Partnership Private Equity Fund, a collective investment scheme in the form of a limited partnership company incorporated under the laws of the Republic of Korea (“KTCU”), and (vi) IMM Investment Corp., a corporation incorporated under the laws of the Republic of Korea (“IMM”) (collectively, the “Zeta Filing Persons”); and

(h)	Mr. Chengyan Liu (“Mr. Liu”), a citizen of the People’s Republic of China.

Parent, Merger Sub, the Bain Filing Persons, the APG Filing Persons, the Zeta Filing Persons and Mr. Liu are collectively referred to as the “Parent Party Filing Persons.” The Bain Shareholders, ESOP Holdco, Bridge Management, A Holdings, B Holdings, Blanco, F Holdings, SSA I, EU Holdings, Boloria Investments, Zeta and Mr. Liu are collectively referred to as the “Rollover Shareholders.” The Rollover Shareholders, BCPE Newco and Keppel Funds Investments Pte. Ltd. (“Keppel”) are collectively referred to as the “Investors.” BCPE Sponsor and Keppel are collectively referred to as the “Sponsors.” The Sponsors, the Bain Shareholders, ESOP Holdco and Bridge Management are collectively referred to as the “Guarantors.” Parent, Merger Sub, the Investors, the Sponsors, the Guarantors or any of their respective affiliates (excluding the Company and its subsidiaries) are collectively referred to as the “Parent Parties.”

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

Item 5 is hereby amended and supplemented by adding the following:

On December 4, 2023, Parent, Merger Sub, the Bain Shareholders, ESOP Holdco (collectively, the “Bain Parties”) and the Company entered into a Settlement Deed (the “Settlement Deed”) with Mr. Jing Ju (“Mr. Ju”) and Abiding Joy Limited, a special purpose vehicle beneficially owned by Mr. Ju (“Abiding Joy,” and together with Mr. Ju, the “Ju Parties”), in connection with certain disputes between the Bain Parties and the Company, on the one hand, and the Ju Parties, on the other hand, regarding certain events disclosed in the Company’s current reports on Form 6-K filed with the SEC on December 13, 2022, January 11, 2022 and December 3, 2021 (the “Relevant Events”). In connection with the parties’ entry into the Settlement Deed, the Company and the Ju Parties also entered into a Deed of Undertaking (the “Deed of Undertaking”) on the same day. As of December 4, 2023, the Ju Parties were beneficial owners of 30,936,639 Class A Shares and 111,000 ADSs (collectively representing approximately 4.25% of the 733,200,606 issued and outstanding Shares as of December 4, 2023). The Class A Shares and ADSs beneficially owned by the Ju Parties will be cancelled at the Effective Time in exchange for the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, pursuant to the terms and conditions of the Merger Agreement.

Pursuant to the Settlement Deed, during the period (the “Forbearance Period”) from December 4, 2023 to the earliest of (a) the Closing Date, (b) the filing date when the Company announces that the Merger has been terminated (subject to certain conditions as specified in the Settlement Deed), or (c) the End Date as defined in the Merger Agreement (subject to certain conditions as specified in the Settlement Deed) (each of the events set forth in (b) and (c), a “Trigger Event”), each of the Bain Parties and the Company, on the one hand, and the Ju Parties, on the other hand, agrees not to (and will each procure their affiliates not to) commence, prosecute, or voluntarily aid any claims against the other parties or their affiliates arising out of, among other things, (i) the Ju Parties’ previous affiliation with the Company or its affiliates in any official capacity, including as a shareholder, director or officer, (ii) the Ju Parties’ prior material breaches in connection with the Relevant Events, and (iii) certain actions taken by the parties in connection with the Relevant Events (such claims, collectively, the “Relevant Claims”). Following the expiration of the Forbearance Period, each of the Bain Parties, the Company and the Ju Parties will irrevocably and unconditionally waive all Relevant Claims against the other parties and release the other parties from all Relevant Claims.

Pursuant to the Settlement Deed, BCPE Stack will repurchase all of the limited partnership interests beneficially owned by the Ju Parties in BCPE Stack concurrently with the Closing at a total purchase price of approximately US$1.82 million, which is determined based upon the value of the underlying Shares held by BCPE Stack corresponding to such repurchased limited partnership interests as calculated pursuant to the Per Share Merger Consideration.

The Settlement Deed also provided that upon (a) the Closing Date or (b) September 4, 2024, if a Trigger Event has occurred, each of the Bain Parties, the Company and the Ju Parties will be immediately released from their respective obligations and liabilities under certain agreements previously entered into among the relevant parties, including specifically the non-competition and non-solicitation obligations of the Ju Parties but excluding the non-disparagement obligations of the Ju Parties.

Pursuant to the Deed of Undertaking, the Ju Parties also undertook to the Company that they will not (and will procure any of their affiliates not to) (a) exercise dissenters’ rights in connection with the Merger, or commence, prosecute, or voluntarily aid in any proceedings in the Cayman Islands under Section 238 of the CICA or any other proceedings before any other authority (whether in the Cayman Islands or elsewhere) in relation to the Merger, and (b) directly or indirectly sell, transfer, or otherwise dispose of any equity securities of the Company beneficially owned by the Ju Parties or their affiliates to any other person, until the earlier of (i) the Closing Date or (ii) the occurrence of a Trigger Event.

Item 16. Exhibits

(a)-(1)* Proxy Statement of the Company dated October 19, 2023.

(a)-(2)* Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)* Form of Proxy Card and ADS Voting Instruction Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)* Press Release issued by the Company, dated August 11, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 11, 2023.

(b)-(1)* Debt Commitment Letter, dated June 28, 2023, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch (上海浦东发展银行股份有限公司陆家嘴支行) and Industrial Bank Co., Ltd. Shanghai Branch (兴业银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.G to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(b)-(2)* Equity Commitment Letter, dated August 11, 2023, by and between Parent and BCPE Sponsor, incorporated herein by reference to Exhibit 99.F to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(b)-(3)* Equity Commitment Letter, dated August 11, 2023, by and between Parent and Keppel.

(c)-(1)* Opinion of Citigroup Global Markets Asia Limited, dated August  11, 2023, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the special committee of the board of directors of the Company, dated August 11, 2023.

(d)-(1)* Agreement and Plan of Merger, dated August  11, 2023, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)* Support Agreement, dated August  11, 2023, by and among Parent, Topco, the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings, SSA I and BCEP Newco, incorporated herein by reference to Exhibit 99.D to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August 17, 2023.

(d)-(3)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Boloria Investments, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Boloria Investments, APG NV, APG Groep and ABP on August 21, 2023.

(d)-(4)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Zeta, incorporated herein by reference to Exhibit 99.B to the Schedule 13D filed by Zeta, Einstein, SK, Datos, KTCU and IMM on August 21, 2023.

(d)-(5)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Mr. Liu, incorporated herein by reference to Exhibit 99.C to the Schedule 13D filed by Mr. Liu and Datalake Limited on August 17, 2023.

(d)-(6)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Keppel.

(d)-(7)* Form of Limited Guaranties, dated August  11, 2023, by BCPE Sponsor, BCPE Stack, BCPE Bridge, ESOP Holdco and Bridge Management in favor of the Company, incorporated herein by reference to Exhibit 99.E to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(d)-(8)* Limited Guaranty, dated August 11, 2023, by Keppel in favor of the Company.

(f)-(1)* Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)* Section 238 of the Companies Act (As Revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

107* Calculation of Filing Fee Tables

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2023

Chindata Group Holdings Limited

By:	/s/ Thomas J. Manning
	Name:	Thomas J. Manning
	Title:	Chairperson of the Special Committee of the Board of Directors

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE	Chivalry Bidco Limited

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE	Chivalry Merger Sub Limited

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Stack ESOP Holdco Limited

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Stack Holdings, L.P.
By:	BCPE Stack GP, LLC, its general partner
By:	Bain Capital Investors, LLC, its managing member

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Bridge Cayman, L.P.
By:	BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Drew Chen
Name: Zhongjue Drew Chen
Title: Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bridge Management, L.P.
By:	BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Drew Chen
Name: Zhongjue Drew Chen
Title: Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Chivalry Newco, L.P.
By: BCPE Chivalry Newco GP, LLC, its general partner By: Bain Capital Asia Fund V, L.P., its managing member By: Bain Capital Asia V General Partner, LLC, its general partner
By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Bridge GP, LLC

By:	/s/ Zhongjue Drew Chen
Name: Zhongjue Drew Chen
Title: Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Stack GP, LLC
By: Bain Capital Investors, LLC, its managing member

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Chivalry Newco GP, LLC
By: Bain Capital Asia Fund V, L.P., its managing member
By: Bain Capital Asia V General Partner, LLC, its general partner
By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Asia Fund V, L.P.
By: Bain Capital Asia V General Partner, LLC, its general partner
By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Asia V General Partner, LLC
By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Investors, LLC

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (A), L.P.
By: Bain Capital Distressed and Special Situations 2016 Investors (A), L.P., its general partner
By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (A), L.P.
By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.
By: Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., its general partner
By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Managed Account (Blanco), L.P.
By:	Bain Capital Credit Managed Account Investors (Blanco), LLC, its general partner
By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Managed Account Investors (Blanco), LLC
By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (F), L.P.
By:	Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its general partner
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain	Capital Credit Member, LLC

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCC SSA I, LLC
By:	Bain Capital Special Situations Asia, L.P., its managing member
By:	Bain Capital Special Situations Asia Investors, LLC, its general partner
By:	Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Special Situations Asia, L.P.
By:	Bain Capital Special Situations Asia Investors, LLC, its general partner
By:	Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Special Situations Asia Investors, LLC
By:	Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Member II, Ltd.

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.
By:	Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., its general partner
By:	Bain Capital Credit Member III, S.à r.l., its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Class A Manager

By:	/s/ Grindale Gamboa
Name: Grindale Gamboa
Title: Class B Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.
By:	Bain Capital Credit Member III, S.à r.l., its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Class A Manager

By:	/s/ Grindale Gamboa
Name: Grindale Gamboa
Title: Class B Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Member III, S.à r.l.

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Class A Manager

By:	/s/ Grindale Gamboa
Name: Grindale Gamboa
Title: Class B Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Chengyan Liu

/s/ Chengyan Liu

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Zeta Cayman Limited

By:	/s/ Subeom Lee
Name: Subeom Lee
Title: Director

Einstein Cayman Limited

By:	/s/ Subeom Lee
Name: Subeom Lee
Title: Director

SK Inc.

By:	/s/ Subeom Lee
Name: Subeom Lee
Title: VP of Digital Investment Center

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Datos, Inc

By:	/s/ Seong Jung Kim
Name: Seong Jung Kim
Title: Director

KTCU Global Partnership Private Equity Fund

By:	/s/ Dong Woo Chang
Name: Dong Woo Chang
Title: Representative Director

IMM Investment Corp.

By:	/s/ Dong Woo Chang
Name: Dong Woo Chang
Title: Representative Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BOLORIA INVESTMENTS HOLDING B.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

[Signature Page to Schedule 13E-3/A and Proxy Statement]